UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 August 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

2015 INTERIM RESULTS

Key Points

Strong Performance from Continuing Operations

• Reported sales increased 13% to €9.4 billion; down 1% in Europe and up 26% in the Americas.

• Sales from continuing operations1 increased 17%; up 3% in Europe and up 32% in the Americas.

• EBITDA from continuing operations1 up 29%; up 4% in Europe and up 57% in the Americas.

• Margins up in all six operating divisions.

Portfolio Management

• Reallocating capital into value-creating opportunities.

• Over half the multi-year divestment programme of c.€1.5 - €2 billion is now complete.

• First half divestment/disposal proceeds of €670 million. First half acquisition/investment spend of €113 million.

Acquisition Integration

• The acquisition of European and American assets from Lafarge and Holcim is now complete; integration underway.

• Announcement today of $1.3 billion C.R. Laurence acquisition in the US; further progress on balanced portfolio.

• Near term focus is strongly on integration, to maximise the potential of these acquired assets.

Financial Discipline

• Incremental cost savings of €28 million to date in 2015 with full-year target of €75 million on track.

• Net debt of €1.2 billion, €2.5 billion lower than June 2014.

Dividend per share maintained at 18.5c

Key Figures

Six months ended 30 June	2015	2014	Change 2015 v. 2014
	€ m	€ m		Continuing
				Operations1
Sales revenue	9,370	8,324	+13%	+17%
EBITDA	555	505	+10%	+29%
EBITDA margin	5.9%	6.1%	-20bps	+60bps
Operating profit	189	171	+€18m
Profit before tax 2	63	61	+€2m
Earnings before interest, tax, depreciation and amortisation (EBITDA) and operating profit exclude profit on disposals and CRH's share of joint ventures' and associates' profit after tax.
1  Continuing operations exclude the impact of divested entities and at EBITDA level also exclude one-off items (see table on page 11).
2  First half 2015 profit before tax includes the impact of a €38m charge relating to early bond redemption (see page 3).

Albert Manifold, Chief Executive, said today:

"We are on track to deliver another year of growth in 2015. Trading in the Americas has been good and, against a mixed macro-economic backdrop, underlying trading in Europe is broadly in line. We have made good progress towards achieving our goal of restoring margins and returns to peak over the cycle, with further margin improvement in each operating division. We have also recycled capital from non-core divestments into value creating acquisitions, while maintaining a disciplined, efficient balance sheet. We are now applying CRH rigour to these new businesses to integrate them efficiently and to drive performance."

Announced Thursday, 27 August 2015

2015 INTERIM RESULTS

OVERVIEW

The Group had a good start to 2015, with continued positive momentum in the Americas combined with a more mixed experience in Europe. Our Americas operations started the year well, with the benefit of more normal weather patterns in most markets compared with the prolonged winter conditions in the first half of 2014, and the business and economic environment remains upbeat. In Europe, against the backdrop of challenging prior year comparatives, which benefited from particularly mild weather conditions in the early part of 2014, underlying results were broadly in line.

Reported sales of €9.4 billion for the period were 13% ahead of 2014. On a continuing operations basis, excluding the impact of divestments and with the benefit of positive currency impacts, sales were 17% higher than 2014; an increase of 32% in the Americas reflected the continued positive momentum, while sales from continuing operations in Europe were 3% ahead of last year.

Margins and Returns

The first half saw a €50 million increase in EBITDA to €555 million. On a continuing operations basis, excluding the impact of divestments and one-off items, EBITDA was 29% higher than 2014 (see page 11), reflecting strong operating leverage. EBITDA/sales margins for the continuing operations improved in all six operating divisions, another step forward in our commitment to restore margins and returns to peak in the current cycle.

In the Americas, an improving economic backdrop and more normal weather patterns resulted in robust demand in residential and non-residential markets while the infrastructure market remained broadly stable. In Europe, against a backdrop of mixed market conditions, and with the benefits of our profit improvement initiatives, margins improved in the continuing operations of all three business divisions.

Profit Improvement Programme

Our ongoing cost reduction programme continues to focus on improving the Group's cost base with incremental savings of €28 million delivered in the first half of 2015. We remain on track to deliver €75 million for 2015. Costs incurred in implementing the savings amounted to €14 million (H1 2014: €9 million) in the first half.

Operating Profit and EPS

After depreciation and amortisation charges of €366 million (H1 2014: €334 million), first half operating profit (EBIT) amounted to €189 million (H1 2014: €171 million).

Net finance costs for the period amounted to €199 million (H1 2014: €150 million), including a cost of €38 million for the early redemption of a portion of the US$ bonds maturing in 2016. The early redemption results in overall net interest savings for the Group in 2015 and 2016. First half profit before tax was €63 million, compared with a profit of €61 million in 2014.

The interim tax charge has been estimated, as in prior years, based on current expectations of the full-year tax charge. Earnings per share for the period amounted to 5.7c (H1 2014: 6.1c), with the increase in weighted average number of shares in issue to 802.8m (H1 2014: 735.4m) reflecting the placing of c.74 million shares in February. Excluding the impact of the provision of €32 million relating to a fine imposed by the Swiss Competition Commission (see note 15 on page 29) and the €38 million bond redemption charge, adjusted first half EPS was 12.2c.

Note 2 on page 18 analyses the key components of first half 2015 performance.

DIVIDEND

The Board has decided to maintain the 2015 interim dividend at last year's level of 18.5c per share. It is proposed to pay the interim dividend on 6 November 2015 to shareholders registered at the close of business on 11 September 2015. A scrip dividend alternative will be offered to shareholders.

PORTFOLIO MANAGEMENT / CAPITAL EFFICIENCY

Active portfolio management is now an embedded practice at CRH and the previously announced multi-year divestment programme for up to €1.5 billion to €2 billion of assets, is now more than 50% complete.

H1 2015 Divestments

Divestment/disposal proceeds in the first six months of 2015 amounted to €670 million. The largest divestment in the period was the previously announced disposal of CRH's clay and concrete businesses in the United Kingdom and its clay business in the United States. The Europe Heavyside Division also disposed of a number of non-core businesses, located in Belgium, Switzerland, Poland and Finland. Our Americas Materials Division disposed of three non-core operations in the United States. The Americas Products Division sold six operations (including its clay business noted above) in North America, and also sold Vidrios Dell Orto, our glass fabrication business in Chile. In addition, all six divisions realised proceeds from disposal of surplus property, plant and equipment.

H1 2015 Acquisitions

Total acquisition/investment activity in the first half of 2015 amounted to €113 million (H1 2014: €130 million) on a total of 10 transactions. In the Americas, our Architectural Products Group completed the acquisition of Anchor Block and Anchor Wall Systems in June; this transaction expands our product capabilities to our core masonry and hardscape product lines and enhances our market position in the upper Midwest. The Materials Division completed five bolt-on acquisitions and two investments in New York, Texas, Iowa, Michigan, North Carolina and Idaho in the period. In Europe, our Heavyside business entered a readymixed concrete joint venture in St. Petersburg, Russia. In addition, in June, our Lightside operations acquired a leading manufacturer of plastic and concrete products for civil networks on the east coast of Australia. This acquisition is a strategic expansion to accelerate access to the Australian market.

ACQUISITION INTEGRATION

At the end of July, the Group completed the purchase of the European and American elements of the transaction announced in February 2015, relating to the purchase of certain assets from Lafarge and Holcim. The remaining part of the transaction, in the Philippines, is expected to close in the short term.

We have today announced the acquisition of C.R. Laurence, North America's leading specialist supplier of high-value custom hardware to the glass and glazing industry, for $1.3 billion. An excellent operational fit with our existing BuildingEnvelope® business in the US, C.R. Laurence further supports CRH's balanced approach to portfolio management.

Together, these newly acquired assets are important new growth platforms for the Group. We have management processes in place to ensure a smooth transition. Our focus is now firmly on effective integration and driving performance.

FINANCIAL DISCIPLINE

Net debt of €1.2 billion at 30 June 2015 was €2.5 billion lower than the figure reported at 30 June 2014 and €1.3 billion lower than year-end 2014; this reflects the net proceeds of €1.6 billion from the placing of c. 74 million shares in February and the Group's strong focus on cash management and rigorous discipline with regard to portfolio management, capital expenditure and working capital. The cash outflow of €0.6 billion from operations is in line with the normal seasonal pattern of the Group's trading working capital . As usual we expect a strong operating cash inflow in the second half of 2015.

In May 2015, the Group took advantage of the low interest rate environment to issue a total of US$1.75 billion dollar bonds comprised of a US$1.25 billion 10 year bond at a coupon rate of 3.875% and a US$0.5 billion 30 year bond at a coupon rate of 5.125%. Part of the proceeds from the issues were used to make an early redemption of US$0.97 billion of the total US$1.6 billion bonds due in 2016, resulting in overall interest savings for the Group in 2015 and 2016. The Group had in excess of €10 billion of liquidity available at the end of June (in advance of the completion of the Lafarge-Holcim and C.R. Laurence deals) and less than €0.4 billion of debt maturing within 12 months.

On a pro-forma basis, year-end 2014 net debt after the Lafarge Holcim and C.R. Laurence transactions is c.€8.6 billion, representing a net debt / EBITDA multiple of c.3.5x. We continue to maintain our focus on prudent financial management and we remain committed to restoring our credit metrics to normalised levels in 2016.

SECOND HALF OUTLOOK

In Europe, trading conditions in the first half of 2015 reflected a mixed macro-economic backdrop. The outlook for the remainder of the year is for a continuation of these trends. We expect overall second-half EBITDA from our continuing operations to be broadly in line with last year on a constant currency basis (H2 2014: €0.4 billion).

In the Americas, we expect the positive momentum seen in construction markets during the first half of the year to continue into the second half. While the strong finish for our Americas business in 2014 means that the second half comparatives for this year are expected to be somewhat tougher, EBITDA from continuing operations is expected to be ahead of the corresponding period 2014 on a constant currency basis (H2 2014: €0.7 billion).

For the Group overall, assuming normal weather conditions for the remainder of the season, we expect second half EBITDA to show good progress on second half 2014 (H2 2014: €1.1 billion).

EUROPE HEAVYSIDE

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2015	2014	Change	Exchange	Organic	Acquisitions	Divestments	One-off
Sales revenue	-7%	1,760	1,885	-125	+48	-25	+3	-151	-
EBITDA*	-22%	125	160	-35	+2	+2	-	-29	-10
Operating profit*	-37%	38	60	-22	+1	+9	-	-22	-10
EBITDA/sales		7.1%	8.5%
Op. profit/sales		2.2%	3.2%
*EBITDA and operating profit exclude profit on disposals					Gains from CO2 amounted to €3 million (H1 2014: €10 million) Restructuring costs amounted to €3 million (H1 2014: €nil million)

In the Europe Heavyside operations, sales from continuing operations were slightly ahead of last year due to more normalised weather conditions compared to the very mild start in 2014 and challenging market conditions prevailing for our businesses in Switzerland, France and Finland, offset by increased activity levels in the Netherlands, Ireland, Denmark, Poland and other Central/Eastern European countries. EBITDA and margin from continuing operations were ahead of 2014 due to the ongoing focus on cost saving initiatives and product mix.

In the table above, sales and EBITDA from divestments relate primarily to the Group's clay and concrete businesses in the UK which were sold in February 2015.

Western Europe

Construction activity in Switzerland has slowed due to a cooling of the residential market and the impact of the strong Swiss franc which has led to a challenging trading backdrop for our operations. Price pressure was experienced in all markets while volumes from our cement operations declined by 10%. Overall operating profit and margin were below 2014.

In the Netherlands, our structural and concrete products businesses performed well, benefiting from the recovering residential environment, while the readymixed concrete and aggregates businesses continued to be affected by the competitive trading environment.

In Ireland, Spain and Denmark, construction activity continues to gather momentum albeit with regional variation. With the benefit of cost reduction initiatives and the resizing of our businesses over the past number of years, operating profit and margin improved in all three countries and we are in a strong position to benefit from the continued growth.

Sales volumes in Germany were below the first half of 2014, however, this was partially offset by an increase in average price due to improved product mix. Overall operating profit was broadly in line with 2014.

Difficult market conditions with reduced government spend resulted in lower volumes and flat prices in France, while the construction market in Belgium remains subdued for our concrete businesses and our cement operation continues to face difficult trading conditions. With the impact of lower sales, operating profit was below 2014 in both countries.

Eastern Europe

Our Poland activities benefited from a solid macro-economic backdrop and modest construction growth. While our cement volumes were broadly in line with the first half of 2014, price pressure was experienced across all our main product lines. With the benefit of the increased volumes in our non-cement business and continued focus on cost initiatives, overall margin and operating profit were ahead of 2014.

The west of Ukraine, where our operations are based, continues to be less impacted by the ongoing political unrest than the east of the country, however, our cement volumes were down in the first half. The lower volumes, together with local inflation impacting input costs, resulted in operating profit being below 2014.

Construction activity in Finland was somewhat down in the first half of the year, resulting in reduced volumes of cement, aggregates and concrete. While increasing price pressure was experienced in aggregates and concrete, with a continued focus on cost initiatives overall operating profit was in line with the first half of 2014.

EUROPE LIGHTSIDE

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2015	2014	Change	Exchange	Organic	Acquisitions	Divestments	One-off
Sales revenue	+3%	475	463	+12	+19	-8	+1	-	-
EBITDA*	+5%	46	44	+2	+2	-	-	-	-
Operating profit*	+3%	33	32	+1	+2	-1	-	-	-
EBITDA/sales		9.7%	9.5%
Op. profit/sales		6.9%	6.9%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €2 million (H1 2014: €2 million)

Sales from continuing operations for the first six months of 2015 were marginally ahead of prior year despite somewhat more difficult weather conditions in 2015 compared with the same period in 2014 and a lower level of one-off customer projects. EBITDA from continuing operations was also marginally above 2014 due to higher sales, lower input costs and fixed cost savings.

In June, our Lightside operations acquired a leading manufacturer of plastic and concrete products for civil networks on the east coast of Australia. This acquisition is a strategic expansion by our composite access chambers business to accelerate entry to the Australian market.

Construction Accessories

Our Construction Accessories businesses supply a broad range of connecting, fixing and anchoring systems to the construction industry. Increasing construction activity in our major markets, particularly the UK, partially made up for the impact of the less favourable weather conditions. Despite like-for-like sales being 1% below last year, operating profit was broadly in line with 2014.

Shutters & Awnings

These businesses serve the attractive RMI and late-cycle residential markets, supplying sun protection, energy-saving, and outdoor living solutions. Sales were 1% behind the first half of 2014 due to lower exports to France. However, operating profit was ahead as the impact of the lower sales was offset by specific commercial and cost focused actions at the German and Dutch businesses.

Fencing & Composite Access Chambers

Sales in our Fencing business were 4% behind 2014 as the late-cycle Dutch fencing market remains weak. Less infrastructure projects (rail and energy) and project delays in other markets were partially offset by higher volumes in Mobile Fencing. Sales at Cubis, our composite access chambers business, were 3% behind 2014 due to lower UK sales in Water, Telecoms and Distribution, and increasing competition in France. In line with the reduced sales, operating profits were lower than 2014.

EUROPE DISTRIBUTION

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2015	2014	Change	Exchange	Organic	Acquisitions	Divestments	One-off
Sales revenue	+5%	2,010	1,922	+88	+83	-20	+25	-	-
EBITDA*	-32%	54	79	-25	+4	-	+1	-	-30
Operating profit*	-63%	16	43	-27	+2	+1	-	-	-30
EBITDA/sales		2.7%	4.1%
Op. profit/sales		0.8%	2.2%
*EBITDA and operating profit exclude profit on disposals					One-off costs include provision for Swiss ComCo fine of €32m Restructuring costs amounted to €1 million (H1 2014: €3 million)

Our Distribution business, like our other European operations, benefited from improving demand in some key markets that offset the negative impact of more normal weather conditions in most markets following a benign start to 2014;  sales from continuing operations were above last year. Excluding the impact of the Swiss Competition Commission fine of €32m (see note 15 on page 29) EBITDA and margin from continuing operations were ahead of 2014 reflecting the benefits of our continued focus on cost control, commercial excellence and procurement optimisation.

Professional Builders Merchants

With 343 locations in six countries, our professional builders merchants business has strong market positions in all of its regions, supplying a full range of building materials to general building contractors. Operating profit for this business was broadly in line with 2014.

Our Benelux business saw an increase in like-for-like sales compared with the first half of 2014 due to the recovering residential backdrop in the Netherlands. Higher operating profit was driven by the increased sales combined with a strong focus on commercial actions and on leveraging the benefits of our procurement initiatives. Sales at our operations in Switzerland were behind 2014 due to strong competition, partly driven by the ongoing strength of the Swiss franc, however operating profit was slightly ahead due to margin improvement and cost saving initiatives. Sales levels in France, Germany and Austria were marginally behind a strong first half of 2014; operating profit decreased slightly compared with the first half of 2014.

DIY

Our DIY platform in Europe operates 184 stores under three main brands; Gamma and Karwei in the Benelux and Hagebau in Germany. Sales increased during the period due to improving consumer confidence and performance improvement initiatives. Operating profit and margin were slightly higher.

Sanitary, Heating and Plumbing ("SHAP")

Our SHAP operations comprise a total of 132 branches, in three countries, serving the growing RMI focused sanitary, heating and plumbing market.

While the businesses in Belgium and Germany delivered improved sales and profit performance, trading in Switzerland was impacted by the challenging conditions experienced by our merchanting activities. Overall sales and operating profit (excluding the impact of the Swiss fine of €32 million) were marginally ahead of the first half of 2014.

AMERICAS MATERIALS

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2015	2014	Change	Exchange	Organic	Acquisitions	Divestments	One-off
Sales revenue	+30%	2,235	1,718	+517	+392	+131	+25	-31	-
EBITDA*	+79%	113	63	+50	+14	+35	+3	-	-2
Operating loss*	+44%	(34)	(61)	+27	-14	+40	+1	+2	-2
EBITDA/sales		5.1%	3.7%
Op. profit/sales		-1.5%	-3.6%
*EBITDA and operating loss exclude profit on disposals					Restructuring costs amounted to €5 million (H1 2014: €3 mil)

Americas Materials had a strong first half, with good demand feeding healthy volume and price gains across our main regions and product areas, particularly the Central, Western and Mid-Atlantic markets. Against a backdrop of broadly stable publicly-funded infrastructure activity and improving residential and non-residential demand, volumes increased. Sales from continuing operations increased strongly, while EBITDA from continuing operations was also markedly higher; the seasonal operating loss reduced to €34 million.

The Materials Division completed seven bolt-on acquisitions and investments, in New York, Texas, Iowa, Michigan, North Carolina and Idaho in the period.

Aggregates

Like-for-like volumes increased by 3%, with total volumes including acquisitions and divestments 6% ahead of the first half of 2014. On average, first half like-for-like prices increased by 4%. Operating margin was well ahead of 2014 due to increased production throughputs driven by the higher demand and good commercial management.

Asphalt

Both like-for-like and overall asphalt volumes rose 6% for the first six months compared with 2014. On average, prices declined by 2%, however bitumen and energy input costs also reduced. The leverage on the increased volumes and the reduced input cost backdrop combined to deliver margin improvement.

Readymixed Concrete

Like-for-like volumes remained flat while total volumes including acquisitions and divestments decreased by 3% compared with last year. On average, first half like-for-like prices increased by 4%. While raw material input costs were higher, our operating margin increased.

Paving and Construction Services

Pricing for the first half of 2015 remained under pressure in a competitive bidding environment; however with some uplift in state funding and our internal efficiency improvements, construction revenue increased and margins were maintained.

Regional performance

With more favourable weather in the Eastern region, like-for-like aggregates volumes were 4% ahead of H1 2014 with asphalt volumes 9% higher and readymixed concrete volumes a modest 1% behind. In the Western region, despite very severe rains and flooding throughout the Midwestern states and Texas, like-for-like aggregates volumes increased 3% with asphalt volumes 2% lower and readymixed concrete volumes 1% ahead of first-half 2014.

AMERICAS PRODUCTS

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2015	2014	Change	Exchange	Organic	Acquisitions	Divestments	One-off
Sales revenue	+21%	1,903	1,575	+328	+327	+117	+15	-131	-
EBITDA*	+37%	179	131	+48	+30	+29	+2	-11	-2
Operating profit*	+40%	112	80	+32	+20	+20	+2	-8	-2
EBITDA/sales		9.4%	8.3%
Op. profit/sales		5.9%	5.1%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €3 million (H1 2014: €1 million)

Construction and economic activity in the United States continued to advance in 2015, and the improving residential and non-residential trends resulted in stronger demand for our Americas Products businesses in the first half. Overall sales from continuing operations in the first half were well ahead compared with 2014. Higher sales together with a favourable product mix and continued commercial focus helped increase profits and margins.

The Architectural Products Group acquired Anchor Block and Anchor Wall Systems in June 2015 for consideration of c.€50 million. The acquisition will expand the product capabilities of Architectural Products' core masonry and hardscape business and enhance our market position in the upper Midwest region.  The Group's clay business in the United States (part of the Architectural Products Group) was divested in February 2015 - the figures for divestments above primarily relate to this business.

Architectural Products

Our Architectural Products business supplies a wide range of concrete masonry and hardscape products, packaged dry-mix, and landscape products to the construction industry, with the DIY and professional RMI segments being significant end-users. Like-for-like sales were up 8% compared with first-half 2014 reflecting the stronger demand in most regions and sectors together with more favourable weather patterns than in 2014. The leverage on the increased sales, together with modestly higher selling prices and tight overhead control, generated margin improvement and operating profit was ahead of 2014.

Precast

Our Precast business supplies a wide range of concrete, and related utility products with the electrical, telecommunications, water and transportation sectors being major end-markets. Strong demand across most end-use segments resulted in like-for-like sales increasing 7% compared with the first half of 2014. Markets in the West and Central regions continued to be generally robust, with the East region also showing improvement. A more favourable sales mix, together with satisfactory price improvement positively impacted margin and overall operating profit was ahead of last year.

BuildingEnvelope®

Activity for this group which supplies a range of products including architectural glass, entrance and storefront systems, curtain wall, window wall, operable windows, and skylights is driven primarily by demand in the non-residential construction sector. With the benefit of the improving market conditions, overall like-for-like sales rose by 6%. The Architectural Glass and Storefront segment benefited from a positive price environment and a favourable product mix, and results improved in the Engineered Glazing Systems segment despite some delays in project timing. Overall operating profit and margin for BuildingEnvelope® was ahead of 2014.

AMERICAS DISTRIBUTION

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2015	2014	Change	Exchange	Organic	Acquisitions	Divestments	One-off
Sales revenue	+30%	987	761	+226	+173	+53	-	-	-
EBITDA*	+36%	38	28	+10	+7	+3	-	-	-
Operating profit*	+41%	24	17	+7	+4	+3	-	-	-
EBITDA/sales		3.9%	3.7%
Op. profit/sales		2.4%	2.2%
*EBITDA and operating profit exclude profit on disposals					No restructuring costs were incurred (H1 2014: €nil)

Americas Distribution, trading as Allied Building Products ("Allied"), reported strong sales and profit growth in the first half of 2015, with a strong increase in sales from continuing operations. Activity levels in both the Exterior and Interior Product segments improved and EBITDA margins and operating profits from continuing operations were ahead.

Exterior Products

Allied is one of the top three roofing and siding distributors in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume is RMI-related).

While the residential RMI roofing market remains subdued, our activity levels in all regions improved, particularly in the West and Mountain states. With continued focus on commercial positioning and the internal cost base, EBITDA margins improved.

Interior Products

This business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors, and has low exposure to weather-driven replacement activity; demand is driven primarily by new commercial construction activity, although the business also supplies the multi-family home building sector. Allied is the third largest Interior Products distributor in the US.

Sales growth in the first half was mixed with strong gains in the West and Northeast partially offset by some weakness in the Mid-Atlantic, Mountain and the Carolina markets; industry shipments of wallboard, a good barometer of market activity, were up 4%. With better demand trends supporting a positive pricing environment, operating profit increased.

Sales and EBITDA from continuing operations

Results from continuing operations exclude the 2014 and 2015 trading for all entities divested in 2014 and the first half of 2015 together with the impact of one-off items.

First Half Sales - 2014	2014 as reported € bn	Exclude divested businesses € bn	Continuing operations € bn
Europe Heavyside	1.9	(0.2)	1.7
Europe Lightside	0.5	-	0.5
Europe Distribution	1.9	-	1.9
Total Europe	4.3	(0.2)	4.1
Americas Materials	1.7	-	1.7
Americas Products	1.6	(0.2)	1.4
Americas Distribution	0.7	-	0.7
Total Americas	4.0	(0.2)	3.8
Total CRH	8.3	(0.4)	7.9

First Half Sales - 2015	2015 as reported € bn	Exclude divested businesses € bn	Continuing operations € bn	% change continuing operations
Europe Heavyside	1.8	(0.1)	1.7	+1%
Europe Lightside	0.5	-	0.5	+3%
Europe Distribution	2.0	-	2.0	+5%
Total Europe	4.3	(0.1)	4.2	+3%
Americas Materials	2.2	-	2.2	+33%
Americas Products	1.9	(0.1)	1.8	+32%
Americas Distribution	1.0	-	1.0	+30%
Total Americas	5.1	(0.1)	5.0	+32%
Total CRH	9.4	(0.2)	9.2	+17%

First Half EBITDA - 2014	2014 as reported € m	Exclude divested businesses € m	Exclude One-offs € m	Continuing operations € m
Europe Heavyside	160	(38)	(10)	112
Europe Lightside	44	-	2	46
Europe Distribution	79	-	3	82
Total Europe	283	(38)	(5)	240
Americas Materials	63	2	3	68
Americas Products	131	(9)	1	123
Americas Distribution	28	-	-	28
Total Americas	222	(7)	4	219
Total CRH	505	(45)	(1)	459

First Half EBITDA - 2015	2015 as reported € m	Exclude divested businesses € m	Exclude One-offs € m	Continuing operations € m	% change continuing operations
Europe Heavyside	125	(11)	-	114	+2%
Europe Lightside	46	-	2	48	+4%
Europe Distribution	54	-	33	87	+6%
Total Europe	225	(11)	35	249	+4%
Americas Materials	113	2	5	120	+76%
Americas Products	179	4	3	186	+51%
Americas Distribution	38	-	-	38	+36%
Total Americas	330	6	8	344	+57%
Total CRH	555	(5)	43	593	+29%

CONDENSED CONSOLIDATED INCOME STATEMENT

			Year ended
	Six months ended 30 June		31 December
	2015	2014	2014
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Revenue	9,370	8,324	18,912
Cost of sales	(6,684)	(6,014)	(13,427)
Gross profit	2,686	2,310	5,485
Operating costs	(2,497)	(2,139)	(4,568)
Group operating profit	189	171	917
Profit on disposals	72	17	77
Profit before finance costs	261	188	994
Finance costs	(144)	(137)	(254)
Finance income	5	9	8
Other financial expense	(60)	(22)	(42)
Share of equity accounted investments' profit	1	23	55
Profit before tax	63	61	761
Income tax expense - estimated at interim	(16)	(15)	(177)
Group profit for the financial period	47	46	584

Profit attributable to:
Equity holders of the Company	46	45	582
Non-controlling interests	1	1	2
Group profit for the financial period	47	46	584

Earnings per Ordinary Share
Basic	5.7c	6.1c	78.9c
Diluted	5.7c	6.1c	78.8c

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Group profit for the financial period	47	46	584
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Currency translation effects	739	(58)	599
Gains/(losses) relating to cash flow hedges	6	1	(6)
	745	(57)	593
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations	171	(197)	(414)
Tax on items recognised directly within other comprehensive income	(28)	35	69
	143	(162)	(345)

Total other comprehensive income for the financial period	888	(219)	248
Total comprehensive income for the financial period	935	(173)	832

Attributable to:
Equity holders of the Company	932	(174)	830
Non-controlling interests	3	1	2
Total comprehensive income for the financial period	935	(173)	832

CONDENSED CONSOLIDATED BALANCE SHEET

	As at 30	As at 30	As at 31
	June 2015	June 2014	December 2014
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
ASSETS
Non-current assets
Property, plant and equipment	7,822	7,421	7,422
Intangible assets	4,411	3,937	4,173
Investments accounted for using the equity method	1,415	1,351	1,329
Other financial assets	25	23	23
Other receivables	106	75	85
Derivative financial instruments	70	73	87
Deferred income tax assets	146	147	171
Total non-current assets	13,995	13,027	13,290

Current assets
Inventories	2,537	2,387	2,260
Trade and other receivables	3,577	3,211	2,644
Current income tax recoverable	11	7	15
Derivative financial instruments	22	12	15
Cash and cash equivalents	5,239	1,146	3,262
Assets held for sale	-	-	531
Total current assets	11,386	6,763	8,727
Total assets	25,381	19,790	22,017

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	280	252	253
Preference share capital	1	1	1
Share premium account	6,014	4,303	4,324
Treasury Shares and own shares	(39)	(82)	(76)
Other reserves	227	205	213
Foreign currency translation reserve	794	(600)	57
Retained income	5,245	5,196	5,405
	12,522	9,275	10,177
Non-controlling interests	22	24	21
Total equity	12,544	9,299	10,198

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	6,169	4,301	5,419
Derivative financial instruments	14	3	3
Deferred income tax liabilities	1,399	1,186	1,305
Other payables	184	249	257
Retirement benefit obligations	590	621	711
Provisions for liabilities	323	265	257
Total non-current liabilities	8,679	6,625	7,952

Current liabilities
Trade and other payables	3,532	3,015	2,894
Current income tax liabilities	129	119	154
Interest-bearing loans and borrowings	351	611	447
Derivative financial instruments	9	19	20
Provisions for liabilities	137	102	139
Liabilities associated with assets classified as held for sale	-	-	213
Total current liabilities	4,158	3,866	3,867
Total liabilities	12,837	10,491	11,819
Total equity and liabilities	25,381	19,790	22,017

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
For the financial period ended 30 June 2015 (unaudited)

At 1 January 2015	254	4,324	(76)	213	57	5,405	21	10,198
Group profit for period	-	-	-	-	-	46	1	47
Other comprehensive income	-	-	-	-	737	149	2	888
Total comprehensive income	-	-	-	-	737	195	3	935

Issue of share capital (net of expenses)	27	1,690	-	-	-	-	-	1,717
Share-based payment expense
- Share option schemes	-	-	-	1	-	-	-	1
- Performance Share Plans/ Restricted Share Plan	-	-	-	13	-	-	-	13
Treasury/own shares reissued	-	-	37	-	-	(37)	-	-
Share option exercises	-	-	-	-	-	41	-	41
Dividends (including shares in lieu of dividends)	-	-	-	-	-	(359)	(2)	(361)
At 30 June 2015	281	6,014	(39)	227	794	5,245	22	12,544

For the financial period ended 30 June 2014 (unaudited)

At 1 January 2014	252	4,219	(118)	197	(542)	5,654	24	9,686
Group profit for period	-	-	-	-	-	45	1	46
Other comprehensive income	-	-	-	-	(58)	(161)	-	(219)
Total comprehensive income	-	-	-	-	(58)	(116)	1	(173)

Issue of share capital (net of expenses)	1	84	-	-	-	-	-	85
Share-based payment expense
- Share option schemes	-	-	-	1	-	-	-	1
- Performance Share Plans/ Restricted Share Plan	-	-	-	7	-	-	-	7
Treasury/own shares reissued	-	-	36	-	-	(36)	-	-
Share option exercises	-	-	-	-	-	17	-	17
Dividends (including shares in lieu of dividends)	-	-	-	-	-	(323)	(1)	(324)
At 30 June 2014	253	4,303	(82)	205	(600)	5,196	24	9,299

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - continued

For the financial year ended 31 December 2014 (audited)
	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2014	252	4,219	(118)	197	(542)	5,654	24	9,686
Group profit for year	-	-	-	-	-	582	2	584
Other comprehensive income	-	-	-	-	599	(351)	-	248
Total comprehensive income	-	-	-	-	599	231	2	832
Issue of share capital (net of expenses)	2	105	-	-	-	-	-	107
Share-based payment expense
- Share option schemes	-	-	-	1	-	-	-	1
- Performance Share Plans/ Restricted Share Plan	-	-	-	15	-	-	-	15
Treasury/own shares reissued	-	-	42	-	-	(42)	-	-
Share option exercises	-	-	-	-	-	22	-	22
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(460)	(4)	(464)
Acquisition of non-controlling interests	-	-	-	-	-	-	(1)	(1)
At 31 December 2014	254	4,324	(76)	213	57	5,405	21	10,198

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 30 June		Year ended 31 December
	2015	2014	2014
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Cash flows from operating activities
Profit before tax	63	61	761
Finance costs (net)	199	150	288
Share of equity accounted investments' result	(1)	(23)	(55)
Profit on disposals	(72)	(17)	(77)
Group operating profit	189	171	917
Depreciation charge	344	312	631
Amortisation of intangible assets	22	22	44
Impairment charge	-	-	49
Share-based payment expense	14	8	16
Other (primarily pension payments)	10	1	(66)
Net movement on working capital and provisions	(598)	(566)	35
Cash generated from operations	(19)	(52)	1,626
Interest paid (including finance leases)	(203)	(172)	(262)
Corporation tax paid	(47)	(28)	(127)
Net cash (outflow)/inflow from operating activities	(269)	(252)	1,237

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	670	56	345
Interest received	5	9	8
Dividends received from equity accounted investments	33	18	30
Purchase of property, plant and equipment	(338)	(213)	(435)
Acquisition of subsidiaries (net of cash acquired)	(74)	(115)	(151)
Other investments and advances	(7)	(2)	(3)
Deferred and contingent acquisition consideration paid	(32)	(12)	(26)
Net cash inflow/(outflow) from investing activities	257	(259)	(232)

Cash flows from financing activities
Proceeds from issue of shares (net)	1,593	-	-
Proceeds from exercise of share options	41	17	22
Acquisition of non-controlling interests	-	-	(1)
Increase in interest-bearing loans, borrowings and finance leases	1,656	91	901
Net cash flow arising from derivative financial instruments	27	(17)	(11)
Premium paid on early debt redemption	(38)	-	-
Repayment of interest-bearing loans, borrowings and finance leases	(1,231)	(752)	(934)
Dividends paid to equity holders of the Company	(235)	(238)	(353)
Dividends paid to non-controlling interests	(2)	(1)	(4)
Net cash inflow/(outflow) from financing activities	1,811	(900)	(380)
Increase/(decrease) in cash and cash equivalents	1,799	(1,411)	625

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at beginning of period	3,295	2,540	2,540
Translation adjustment	145	17	130
Increase/(decrease) in cash and cash equivalents	1,799	(1,411)	625
Cash and cash equivalents at end of period	5,239	1,146	3,295
Reconciliation of opening to closing net debt
Net debt at beginning of period	(2,492)	(2,973)	(2,973)
Debt in acquired companies	-	(1)	(7)
Increase in interest-bearing loans, borrowings and finance leases	(1,656)	(91)	(901)
Net cash flow arising from derivative financial instruments	(27)	17	11
Repayment of interest-bearing loans, borrowings and finance leases	1,231	752	934
Increase/(decrease) in cash and cash equivalents	1,799	(1,411)	625
Mark-to-market adjustment	47	8	(3)
Translation adjustment	(114)	(4)	(178)
Net debt at end of period	(1,212)	(3,703)	(2,492)

SUPPLEMENTARY INFORMATION

Selected Explanatory Notes to the Condensed Consolidated Interim Financial Statements

1. Basis of Preparation and Accounting Policies

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union and as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 Interim Financial Reporting.

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosures required in the Annual Consolidated Financial Statements and should be read in conjunction with the Group's Annual Consolidated Financial Statements in respect of the year ended 31 December 2014.

The accounting policies and methods of computation employed in the preparation of the Condensed Consolidated Interim Financial Statements are the same as those employed in the preparation of the most recent Annual Consolidated Financial Statements in respect of the year ended 31 December 2014, except for the adoption of standard amendments effective as of 1 January 2015.

The businesses divested in 2015 are not considered separate major lines of business or geographical areas of operation and therefore do not constitute 'discontinued operations' as defined in IFRS 5 Non-current Assets Held For Sale and Discontinued Operations.

Certain prior year disclosures have been amended to conform to current year presentation. An amount of €51 million has been reclassified from cost of sales to operating expenses in H1 2014 to align with current year presentation.

Adoption of new IFRSs and/or IFRICs

The following standard amendments became effective for the Group as of 1 January 2015:

• IAS 19 Defined Benefit Plans: Employee Contributions

• Annual Improvements 2010-2012 Cycle

• Annual Improvements 2011-2013 Cycle

The application of these amendments did not result in material changes to the Group's Condensed Consolidated Financial Statements.

Translation of Foreign Currencies

The financial information is presented in euro. Results and cash flows of operations based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results and balance sheets into euro were:

	Average			Period end
	Six months ended		Year ended	Six months ended		Year ended
	30 June		31 December	30 June		31 December
euro 1 =	2015	2014	2014	2015	2014	2014
US Dollar	1.1158	1.3703	1.3290	1.1189	1.3658	1.2141
Pound Sterling	0.7323	0.8213	0.8062	0.7114	0.8015	0.7789
Polish Zloty	4.1409	4.1755	4.1839	4.1911	4.1568	4.2732
Ukrainian Hryvnia	24.0453	14.4075	15.8908	23.5271	16.0501	19.1814
Swiss Franc	1.0567	1.2215	1.2147	1.0413	1.2156	1.2024
Canadian Dollar	1.3774	1.5029	1.4664	1.3839	1.4589	1.4063
Argentine Peso	9.8426	10.7423	10.7785	10.1655	11.1082	10.2645
Indian Rupee	70.1244	83.2889	81.0576	71.1873	82.2023	76.7190
Turkish Lira	2.8626	2.9678	2.9068	2.9953	2.8969	2.8320
Chinese Renminbi	6.9408	8.4500	8.1883	6.9366	8.4722	7.5358

1. Basis of Preparation and Accounting Policies - continued

Impairment

As at 30 June 2015 the Group performed a review of indicators of impairment relating to goodwill allocated to cash-generating units for which sensitivity analysis of the recoverable amounts was disclosed in the year-end 2014 Consolidated Financial Statements. The carrying values of items of property, plant and equipment were also reviewed for indicators of impairment. These reviews did not give rise to any impairment charges in the first half of 2015 (H1 2014: €nil).

While we have not identified any impairments in our half-year review, we recognise that the economic environment in some of the Group's markets and the political situation in the Ukraine remain challenging. As part of our annual process we will be updating our impairment reviews prior to the finalisation of the full-year Consolidated Financial Statements for 2015, and will assess the impact of the items noted above (and of our consequential management actions) to determine whether they have an impact on the long-term valuation of our cash-generating units.

Going Concern

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group's products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors believe that the Group is well placed to manage these risks successfully and have a reasonable expectation that CRH plc, and the Group as a whole, has adequate resources to continue in operational existence for the foreseeable future with no material uncertainties. For this reason, the Directors continue to adopt the going concern basis in preparing the Condensed Consolidated Interim Financial Statements.

2.    Key Components of Performance for the First Half of 2015

€ million	Sales	EBITDA(i)	Operating	Profit on	Finance	Assoc.	Pre-tax
	revenue		profit	disposals	Costs (net)	and JV	profit
						PAT

First half 2014	8,324	505	171	17	(150)	23	61
Exchange effects	1,042	59	15	2	(14)	1	4
Incremental impact in 2015 of:
- 2014/2015 acquisitions	69	6	3	-	-	-	3
- 2014/2015 divestments	(313)	(40)	(28)	35	-	(8)	(1)
- One-off costs (ii)	-	(44)	(44)	-	(38)	-	(82)
- Organic	248	69	72	18	3	(15)	78
First half 2015	9,370	555	189	72	(199)	1	63

(i)     Throughout this report, EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of equity accounted investments' profit after tax.

(ii)    Included in one-off costs is a provision of €32 million relating to a fine from the Swiss Competition Commission, please see note 15 for further details. During the period the Group redeemed US$ 0.97 billion of its US$1.6 billion bonds that were due in 2016 resulting in a one-off finance cost of €38 million.

3. Segmental Analysis of Revenue, EBITDA, Operating Profit and Total Assets

	Six months ended 30 June - Unaudited				Year ended 31 December - Audited
	2015		2014*		2014
	€ m	%	€ m	%	€ m	%
Revenue
Europe Heavyside	1,760	18.8	1,885	22.6	3,929	20.8
Europe Lightside	475	5.1	463	5.7	913	4.8
Europe Distribution	2,010	21.4	1,922	23.1	3,999	21.1
Americas Materials	2,235	23.9	1,718	20.6	5,070	26.8
Americas Products	1,903	20.3	1,575	18.9	3,225	17.1
Americas Distribution	987	10.5	761	9.1	1,776	9.4
	9,370	100.0	8,324	100.0	18,912	100.0
EBITDA
Europe Heavyside	125	22.5	160	31.7	380	23.2
Europe Lightside	46	8.3	44	8.7	94	5.7
Europe Distribution	54	9.7	79	15.6	190	11.6
Americas Materials	113	20.4	63	12.5	609	37.1
Americas Products	179	32.3	131	25.9	263	16.0
Americas Distribution	38	6.8	28	5.6	105	6.4
	555	100.0	505	100.0	1,641	100.0
Europe Heavyside	87	23.8	100	29.9	229	31.6
Europe Lightside	13	3.5	12	3.6	23	3.2
Europe Distribution	38	10.4	36	10.8	78	10.8
Americas Materials	147	40.2	124	37.1	254	35.1
Americas Products	67	18.3	51	15.3	118	16.3
Americas Distribution	14	3.8	11	3.3	22	3.0
	366	100.0	334	100.0	724	100.0
Operating profit/(loss)
Europe Heavyside	38	20.1	60	35.1	151	16.5
Europe Lightside	33	17.5	32	18.7	71	7.7
Europe Distribution	16	8.5	43	25.2	112	12.2
Americas Materials	(34)	(18.0)	(61)	(35.7)	355	38.7
Americas Products	112	59.2	80	46.8	145	15.8
Americas Distribution	24	12.7	17	9.9	83	9.1
	189	100.0	171	100.0	917	100.0
Profit on disposals
Europe Heavyside	13		8		38
Europe Lightside	-		1		1
Europe Distribution	5		-		6
Americas Materials	21		6		11
Americas Products	33		1		20
Americas Distribution	-		1		1
	72		17		77

*During 2014, the Group re-organised its European business and our full-year results were presented on the basis of the following six segments: Europe Heavyside, Europe Lightside, Europe Distribution, Americas Materials, Americas Products and Americas Distribution. Comparative first-half 2014 segment information has been restated.

3.  Segmental Analysis of Revenue, EBITDA, Operating Profit and Total Assets - continued

Six months ended 30 June - Unaudited					Year ended 31 December - Audited
2015			2014		2014
€ m		%	€ m	%	€ m	%
Reconciliation of Group operating profit to profit before tax:
Group operating profit (analysed on page 19)	189		171		917
Profit on disposals	72		17		77
Profit before finance costs	261		188		994
Finance costs less income	(139)		(128)		(246)
Other financial expense	(60)		(22)		(42)
Share of equity accounted investments' profit	1		23		55
Profit before tax	63		61		761

Total assets
Europe Heavyside	4,326	23.4	4,533	26.6	3,864	23.3
Europe Lightside	831	4.5	846	5.0	761	4.6
Europe Distribution	2,355	12.8	2,324	13.7	2,221	13.4
Americas Materials	6,994	37.9	5,898	34.6	6,245	37.7
Americas Products	2,875	15.6	2,554	15.0	2,542	15.3
Americas Distribution	1,072	5.8	876	5.1	951	5.7
	18,453	100.0	17,031	100.0	16,584	100.0
Reconciliation to total assets as reported in the Condensed Consolidated Balance Sheet:
Investments accounted for using the equity method	1,415		1,351		1,329
Other financial assets	25		23		23
Derivative financial instruments (current and non-current)	92		85		102
Income tax assets (current and deferred)	157		154		186
Cash and cash equivalents	5,239		1,146		3,262
Assets held for sale	-		-		531
Total assets	25,381		19,790		22,017

The segmental analysis of the Group's results as shown above is consistent with the 2014 Annual Report presentation. Intersegment revenue is not material.

4.  Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. As shown in the tables on page 19, the Group's operations exhibit a high degree of seasonality; for example, first-half EBITDA in the 2014 financial year accounted for 31% of the EBITDA reported for the full year 2014.

5. Net Finance Costs

	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2015	2014	2014
	€ m	€ m	€ m
Finance costs	144	137	254
Finance income	(5)	(9)	(8)
Other financial expense	60	22	42
Total net finance costs	199	150	288

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	142	135	258
Net credit re change in fair value of derivatives	(3)	(7)	(12)
Net debt-related interest costs	139	128	246
Premium paid on early debt redemption	38	-	-
Net pension-related finance cost	8	7	14
Charge to unwind discount on provisions/deferred consideration	14	15	28
Total net finance costs	199	150	288

6.    Net Debt

	As at 30 June				As at 31 December
	Unaudited		Unaudited		Audited
	Fair value	Book value	Fair value	Book value	Fair value	Book value
	2015		2014		2014
Gross debt	€ m	€ m	€ m	€ m	€ m	€ m
Non-current assets
Derivative financial instruments	70	70	73	73	87	87
Current assets
Derivative financial instruments	22	22	12	12	15	15
Non-current liabilities
Interest-bearing loans and borrowings	(6,495)	(6,169)	(4,669)	(4,301)	(5,845)	(5,419)
Derivative financial instruments	(14)	(14)	(3)	(3)	(3)	(3)
Current liabilities
Interest-bearing loans and borrowings	(355)	(351)	(628)	(611)	(457)	(447)
Derivative financial instruments	(9)	(9)	(19)	(19)	(20)	(20)
Gross debt	(6,781)	(6,451)	(5,234)	(4,849)	(6,223)	(5,787)
Cash and cash equivalents	5,239	5,239	1,146	1,146	3,295	3,295
Cash reclassified as held for sale	-	-	-	-	(33)	(33)
Group net debt excluding cash reclassified as held for sale	(1,542)	(1,212)	(4,088)	(3,703)	(2,961)	(2,525)

Gross debt, net of derivatives, matures as follows:						As at 31December 2014 € m
		As at 30 June 2015 € m		As at 30 June 2014 € m
Within one year		(338)		(618)		(452)
Between one and two years		(469)		(323)		(1,374)
Between two and five years		(1,077)		(1,912)		(1,034)
After five years		(4,567)		(1,996)		(2,927)
Total		(6,451)		(4,849)		(5,787)

6.    Net Debt - continued

Liquidity information - borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	As at 30 June		As at 31 December
	Unaudited	Unaudited	Audited
	2015	2014	2014
	€ m	€ m	€ m
Within one year	-	-	22
Between one and two years	1,840	-	-
Between two and five years	965	85	2,641
After five years	2,787	2,500	-
	5,592	2,585	2,663

Lender covenants
The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements. The financial covenants are:

(1)    Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 30 June 2015 the ratio was 6.9 times (30 June 2014: 6.8 times).

(2)    Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.6 billion (30 June 2014: €5.0 billion) (such minimum being adjusted for         foreign exchange translation impacts). As at 30 June 2015, net worth (as defined in the relevant agreement) was €13.9 billion (30 June 2014: €10.5 billion).

7.    Fair Value of Financial Instruments

The table below sets out the valuation basis of financial instruments held at fair value by the Group:
	Level 2 (i)			Level 3 (i)
	As at 30 June		As at 31 December	As at 30 June		As at 31 December
	Unaudited		Audited	Unaudited		Audited
	2015	2014	2014	2015	2014	2014
Assets measured at fair value	€ m	€ m	€ m	€ m	€ m	€ m
Fair value hedges: cross currency and interest rate swaps	54	67	78	-	-	-
Cash flow hedges: cross currency, interest rate swaps and commodity forwards	2	2	2	-	-	-
Net investment hedges: cross currency swaps	8	8	13	-	-	-
Not designated as hedges (held-for-trading): interest rate swaps	28	8	9	-	-	-
Total	92	85	102	-	-	-
Liabilities measured at fair value
Fair value hedges: cross currency and interest rate swaps	(14)	-	-	-	-	-
Cash flow hedges: cross currency, interest rate swaps and commodity forwards	-	(14)	(10)	-	-	-
Net investment hedges: cross currency swaps	(9)	(8)	(4)	-	-	-
Not designated as hedges (held-for-trading): interest rate swaps	-	-	(9)	-	-	-
Contingent consideration	-	-	-	(110)	(111)	(122)
Total	(23)	(22)	(23)	(110)	(111)	(122)

7.    Fair Value of Financial Instruments - continued

The carrying amount of current and non-current trade and other receivables and trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments. There were no transfers between Levels 2 and 3 during the periods.

There were no significant changes in contingent consideration recognised in profit or loss or other comprehensive income in the current period. Further details in relation to the inputs into valuation models for contingent consideration are available in the Group's 2014 Annual Report.

(i)     For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: valuation techniques for which the lowest level of inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data.

8.    Earnings per Ordinary Share

The computation of basic, diluted and cash earnings per Ordinary Share is set out below:

	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2015	2014	2014
	€ m	€ m	€ m
Group profit for the financial period	47	46	584
Profit attributable to non-controlling interests	(1)	(1)	(2)
Numerator for basic and diluted earnings per Ordinary Share	46	45	582
Depreciation charge	344	312	631
Amortisation of intangible assets	22	22	44
Impairment of property, plant and equipment and intangible assets	-	-	49
Numerator for cash earnings per Ordinary Share (i)	412	379	1,306

	Number of	Number of	Number of
Denominator for basic earnings per Ordinary Share	Shares	Shares	Shares
Weighted average number of Ordinary Shares (millions) in issue	802.8	735.4	737.6
Effect of dilutive potential Ordinary Shares (share options) (millions)	3.0	1.4	0.7
Denominator for diluted earnings per Ordinary Share (millions)	805.8	736.8	738.3

Earnings per Ordinary Share	€ cent	€ cent	€ cent
- basic	5.7	6.1	78.9
- diluted	5.7	6.1	78.8

Cash earnings per Ordinary Share (i)	51.3	51.5	177.1

(i)     Cash earnings per Ordinary Share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of the Group's ability to generate cash from operations.

9.         Summarised Cash Flow

	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2015	2014	2014
	€ m	€ m	€ m
Inflows
Profit before tax	63	61	761
Depreciation and amortisation including impairments	366	334	724
	429	395	1,485
Outflows
Working capital (outflow)/inflow (i)	(597)	(579)	69
Tax payments	(47)	(28)	(127)
Capital expenditure	(338)	(213)	(435)
Premium paid on early debt redemption	(38)	-	-
Other (ii)	(22)	(15)	(90)
	(1,042)	(835)	(583)

Operating cash (outflow)/inflow	(613)	(440)	902

Pension payments	4	1	(66)
Acquisitions and investments (iii)	(113)	(130)	(188)
Proceeds from disposals	670	56	345
Share issues (iv)	1,758	102	129
Dividends (before scrip dividend)	(359)	(323)	(460)
Translation and mark-to-market adjustments	(67)	4	(181)
Decrease/(increase) in net debt	1,280	(730)	481

(i) Working capital (outflow)/inflow includes the difference between net finance costs (included in profit before tax) and interest paid and received.

(ii)    Primarily non-cash items included in profit before tax, including profits on disposals/divestments of €72 million (H1 2014: €17 million), share-based payments expense of €14 million (H1 2014: €8 million) and CRH's share of equity accounted investments' profit of €1 million (H1 2014: €23 million). This line item also includes dividends received from equity accounted investments of €33 million (H1 2014: €18 million).

(iii) Acquisitions and investments spend comprises consideration for acquisition of subsidiaries, deferred and contingent consideration paid, other investments and advances.

(iv) Proceeds from share issues include scrip dividends of €124 million (H1 2014: €85 million).

10. Business and Non-Current Asset Disposals

Profit on Disposal

The following table provides an analysis of the proceeds and related profit on disposals for the periods ended 30 June 2015 and 30 June 2014:

	Business disposals		Disposal of other non - current assets		Total
	2015	2014	2015	2014	2015	2014
	€ m	€ m	€ m	€ m	€ m	€ m
Net assets disposed	595	7	29	32	624	39
Proceeds from disposals (net of disposal costs)	649	7	47	49	696	56
Profit on disposals	54	-	18	17	72	17

Net cash inflow arising on disposal
Proceeds from disposals	649	7	47	49	696	56
Less: cash and cash equivalents disposed	(15)	-	-	-	(15)	-
Less: deferred proceeds arising on disposal	(11)	-	-	-	(11)	-
Total	623	7	47	49	670	56

11.  Acquisitions

A total of 7 acquisitions (all of which entailed the acquisition of an effective 100% stake) were completed during the period ended 30 June 2015. Details by reportable segment, together with the completion dates, are set out below:

Europe Lightside: Australia: BVCI Pty Ltd. (5 June).

Americas Materials: Idaho: assets formerly of Gordon Paving (25 March); Iowa: selected assets of McAlister Aggregates (23 February); Michigan and North Carolina: Colas' Barrett and Larco assets (27 March); New York: assets of Hudson River Construction Company and Albany Asphalt & Aggregates (3 April); Texas: selected assets of State Development Corporation (11 May).

Americas Products: Minnesota: Anchor Wall Systems, Inc. and Anchor Block Company (8 June).

The following table analyses the 7 acquisitions (H1 2014: 11 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:
	Six months ended 30 June - unaudited
Reportable segments	Number of acquisitions		Goodwill		Consideration
	2015	2014	2015	2014	2015	2014
			€ m	€ m	€ m	€ m
Europe Lightside	1	-	3	-	10	-
Europe Distribution	-	3	-	4	-	11
Americas Materials	5	4	4	4	18	62
Americas Products	1	4	7	10	48	47
Total Group	7	11	14	18	76	120
Adjustments to provisional fair values of prior period acquisitions			-	(3)	-	(4)
Total			14	15	76	116

11.  Acquisitions - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2015	2014	2014
Assets	€ m	€ m	€ m
Non-current assets
Property, plant and equipment	36	70	91
Intangible assets	19	12	16
Total non-current assets	55	82	107

Current assets
Inventories	9	16	23
Trade and other receivables (i)	12	11	20
Cash and cash equivalents	-	1	1
Total current assets	21	28	44

Liabilities
Trade and other payables	(12)	(8)	(17)
Provisions for liabilities (stated at net present cost)	(1)	-	(1)
Interest-bearing loans and borrowings and finance leases	-	(1)	(7)
Deferred income tax liabilities	(1)	-	(2)
Total liabilities	(14)	(9)	(27)

Total identifiable net assets at fair value	62	101	124
Goodwill arising on acquisition (ii)	14	15	31
Total consideration	76	116	155

Consideration satisfied by:
Cash payments	74	116	152
Deferred consideration (stated at net present cost)	2	-	1
Contingent consideration	-	-	2
Total consideration	76	116	155

Net cash outflow arising on acquisition
Cash consideration	74	116	152
Less: cash and cash equivalents acquired	-	(1)	(1)
Total (iii)	74	115	151

11. Acquisitions - continued

None of the acquisitions completed during the financial period were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

(i)     The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €12 million (H1 2014: €11 million). The fair value of these receivables was €12 million (all of which is expected to be recoverable) (H1 2014: €11 million).

(ii)    The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Heavyside and Americas Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €11 million of the goodwill recognised in respect of acquisitions completed in the first half of 2015 is expected to be deductible for tax purposes (H1 2014: €14 million).

(iii)   The total cash outflow of €74 million arising on acquisitions is reported in the Condensed Consolidated Statement of Cash Flows on page 16. In addition, the Group made other investments and advances of €7 million during the period. These amounts, combined with deferred and contingent consideration of €32 million paid in the first half of 2015 in respect of acquisitions in prior years, result in total acquisition and investment spend for the half-year of
         €113 million; this is the figure reported in the summarised cash flow in note 9 on page 24.

Acquisition-related costs

Acquisition-related costs amounting to €25 million (H1 2014: €1 million) have been included in operating costs in the Condensed Consolidated Income Statement.

Contingent liabilities

No contingent liabilities were recognised on the acquisitions completed during the financial period or the prior financial periods.

Book to fair value reconciliation

The carrying amounts of the assets and liabilities acquired, determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows (unaudited):

	Book	Fair value	Fair
	values	adjustments	value
	€ m	€ m	€ m
Non-current assets	32	23	55
Current assets	20	1	21
Liabilities	(13)	(1)	(14)
Identifiable net assets acquired	39	23	62
Goodwill arising on acquisition (see (ii) above)	37	(23)	14
Total consideration	76	-	76

The post-acquisition sales impact of acquisitions completed during the period amounted to €15 million; the profit impact was not material. The revenue and profit of the Group determined in accordance with IFRS for the period ended 30 June 2015 would not have been materially different than reported on page 12 if the acquisition date for all business combinations completed during the period had been as of the beginning of that period.

Details of events after the balance sheet date are set out in note 15. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are typically published in January and July each year.

12.  Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the period.

Financial assumptions

Other than the following changes in the discount rates, the financial assumptions employed in the valuation of scheme assets and liabilities are largely unchanged from those disclosed in the 2014 Annual Report:

	Six months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2015	2014	2014
	%	%	%
Eurozone	2.50	2.90	2.00
Britain and Northern Ireland	3.90	4.30	3.50
Switzerland	1.05	1.90	1.15
United States	4.30	4.00	3.80

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Six months ended 30 June - unaudited
	Assets		Liabilities		Net liability
	2015	2014	2015	2014	2015	2014
	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January	2,046	2,314	(2,757)	(2,724)	(711)	(410)
Administration expenses	-	(1)	-	-	-	(1)
Current service cost	-	-	(32)	(24)	(32)	(24)
Interest income on scheme assets	25	42	-	-	25	42
Interest cost on scheme liabilities	-	-	(33)	(49)	(33)	(49)
Gain on settlements	-	-	6	-	6	-
Remeasurement adjustments
-return on scheme assets excluding interest income	52	71	-	-	52	71
-actuarial gain/(loss) from changes in financial assumptions	-	-	114	(268)	114	(268)
-actuarial gain from changes in experience adjustments	-	-	5	-	5	-
Employer contributions paid	22	24	-	-	22	24
Contributions paid by plan participants	7	6	(7)	(6)	-	-
Benefit and settlement payments	(55)	(51)	55	51	-	-
Translation adjustment	193	36	(234)	(42)	(41)	(6)
Divestments	(111)	-	114	-	3	-
At 30 June	2,179	2,441	(2,769)	(3,062)	(590)	(621)
Related deferred income tax asset					123	111
Net retirement benefit obligations					(467)	(510)

13.  Taxation

The taxation expense for the interim period is an estimate based on the expected full year effective tax rate on full year profits.

14.  Related Party Transactions

There have been no related party transactions or changes in the nature and scale of the related party transactions described in the 2014 Annual Report that could have had a material impact on the financial position or performance of the Group in the first six months of 2015.

15.  Events After The Balance Sheet Date

Completion of Lafarge-Holcim transaction

On 1 February 2015, the Group announced that it had made a binding irrevocable offer to acquire certain of the businesses and assets of Lafarge S.A. ('Lafarge') and Holcim Ltd ('Holcim') for an enterprise value of €6.5 billion (the 'Transaction'). On 31 July 2015, the Transaction was completed with the exception of the acquisition of certain assets and businesses of Lafarge in the Philippines, which is expected to close in Q3 2015. The assets acquired in July 2015 are located in 10 countries: Brazil, Canada, France (including La Reunion), Germany, Hungary, Romania, Serbia, Slovakia, the UK and the United States and are expected, together with the assets to be acquired in the Philippines, to strengthen CRH's presence in important markets as well as providing new platforms for growth. Given the size, complexity and completion date of the Transaction, the Group has not yet completed a preliminary purchase price allocation in respect of this transaction.

C.R. Laurence

Today the Group announced that it had reached agreement to acquire C.R. Laurence, North America's leading specialist supplier of high-value custom hardware to the glass and glazing industry, for total consideration of $1.3 billion.

Swiss Competition Commission Investigation Update

In May 2014, the Secretariat of the Swiss Competition Commission ("ComCo") proposed that fines for alleged competition law infringements of CHF 283 million should be imposed on the Association of Swiss Wholesalers of the Sanitary Industry (the "Association") and major Swiss wholesalers, including CRH plc's Swiss subsidiaries, BR Bauhandel AG, Gétaz-Miauton SA and Regusci Reco SA, following its investigation into the sanitary (bathroom fixtures and fittings) industry in Switzerland. Of the total proposed fine, approximately CHF 119 million was attributable to CRH's Swiss subsidiaries, based on Swiss turnover.

On 3 July 2015, ComCo announced its decision to impose fines of approximately CHF 80 million on the Association and major Swiss wholesalers, including a fine of approximately CHF 34 million (approximately €32 million) on CRH plc's Swiss subsidiaries. The fine imposed on CRH is approximately 70% less than the fine that the Secretariat proposed in May 2014. A provision of €32 million (CHF 34 million) has been made in respect of the fine imposed on CRH by ComCo in the 2015 Interim Consolidated Financial Statements.

CRH continues to be of the view that the position of ComCo is fundamentally ill-founded and the fine imposed on CRH is unjustified. ComCo has not published a full decision setting out the basis of its findings. This is expected to be available in October 2015 at which time CRH has the option to appeal the decision to the Federal Administrative Tribunal, and ultimately to the Federal Supreme Court.

	16. Other	Six months ended 30 June		Year ended 31 December
		Unaudited	Unaudited	Audited
		2015	2014	2014
	Net debt-related interest cover (note 5)
EBITDA interest cover (times)	-six months to 30 June	4.0	3.9	-
	-rolling 12 months	6.6	6.2	6.7
EBIT* interest cover (times)	-six months to 30 June	1.4	1.3	-
	-rolling 12 months	3.6	0.9	3.7
	Net dividend paid per share (€ cent)	44.0	44.0	62.5
	Net dividend declared for the period (€ cent)	18.5	18.5	62.5
	Dividend cover (Earnings per share/Dividend declared per share)	0.31x	0.33x	1.26x
		€ m	€ m	€ m
	Depreciation charge	344	312	631
	Amortisation of intangibles	22	22	44
	Impairment of property, plant and equipment	-	-	49
	Commitments to purchase property, plant and equipment:
	- Contracted for but not provided in the financial statements	196	161	211
	Market capitalisation at period-end (€ m)	20,814	13,851	14,741
	Total equity at period-end (€ m)	12,544	9,299	10,198
	Net debt (€ m)	1,212	3,703	2,492
	Net debt as a percentage of market capitalisation	6%	27%	17%
	Net debt as a percentage of total equity	10%	40%	24%

* EBIT is defined as earnings before interest, tax, profit on disposals and the Group's share of equity accounted investments' profit after tax. Cover is based on net-debt related interest (see note 5).

17.  Statutory Accounts and Audit Opinion
The financial information presented in this interim report does not represent full statutory accounts and has not been reviewed or audited by the Company's auditors. Full statutory accounts for the year ended 31 December 2014 prepared in accordance with IFRS, upon which the auditors have given an unqualified audit report, have been filed with the Registrar of Companies.

18.  Board Approval

This announcement was approved by the Board of Directors of CRH plc on 26 August 2015.

19.  Distribution of Interim Report

This interim report is available on the Group's website (www.crh.com). A printed copy is available to the public at the Company's registered office. Details of the Scrip Dividend Offer in respect of the interim 2015 dividend will be posted to shareholders on 25 September 2015.

PRINCIPAL RISKS AND UNCERTAINTIES

Under Irish Company law (Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007), the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure.

Strategic Risks and Uncertainties
Industry cyclicality: The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments' ability to fund infrastructure projects, consumer sentiment and weather conditions. Financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure of the Group to respond on a timely basis and/or adequately to unfavourable events beyond its control will adversely affect financial performance.

Political and economic uncertainty: As an international business, the Group operates in many countries with differing, and in some cases potentially fast-changing economic, social and political conditions. These conditions could include political unrest, strikes, war and other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. With particular reference to developing markets, changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the Group operates, may adversely affect the Group's business, results of operations, financial condition or prospects thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

Commodity products and substitution: The Group faces strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which the Group does not produce or distribute. Against this backdrop, if the Group fails to generate competitive advantage through differentiation and innovation across the value chain (for example, through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.

Acquisition activity: Growth through acquisition is a key element of the Group's strategy. The Group may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows. The Group may be liable for the past acts, omissions or liabilities of companies or businesses acquired, which may either be unforeseen or greater than anticipated at the time of the relevant acquisition.

Joint ventures and associates: The Group does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest. The absence of a controlling interest gives rise to increased governance complexity and a need for proactive relationship management, which may restrict the Group's ability to generate adequate returns and to develop and grow these businesses.

Human resources: Existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to employee/management attrition and difficulties in succession planning and potentially impeding the continued realisation of the core strategy of performance and growth. In addition, the Group is exposed to various risks associated with collective representation of employees in certain jurisdictions. These risks could include strikes and increased wage demands with possible reputational consequences.

Corporate communications: As a publicly-listed company, the Group undertakes regular communication with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors, giving rise to reputational risk.

Cyber and information technology: As a result of the proliferation of information technology in the world today, the Group is dependent on the employment of advanced information systems and is exposed to risks of failure in the operation of these systems. Furthermore, the Group is exposed to security threats to its digital infrastructure through Cyber Crime which might lead to interference with production processes, manipulation of financial data, the theft of private data or misrepresentation of information via digital media. In addition to potential irretrievability or corruption of critical data, the Group could suffer reputational losses and incur significant financial costs in remediation. Such attacks are by their nature technologically sophisticated and may be difficult to detect and defend in a timely fashion.

Sustainability: The Group is subject to stringent and evolving laws, regulations, standards and best practices in the area of sustainability (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group's business, results of operations, financial condition and/or prospects.

Laws and regulations: The Group is subject to many local and international laws and regulations, including those relating to competition law, corruption and fraud, across many jurisdictions of operation and is exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance, and may potentially inflict reputational damage.

Financial and Reporting Risks and Uncertainties
Financial instruments (interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity): The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A significant portion of the cash generated by the Group from operational activity is currently dedicated to the payment of principal and interest on indebtedness. In addition, the Group has entered into certain financing agreements containing restrictive covenants requiring it to maintain a certain minimum interest coverage ratio and a certain minimum net worth. A downgrade of the Group's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. In addition, against the backdrop of heightened uncertainties in the eurozone, insolvency of the financial institutions with which the Group conducts business (or a downgrade in their credit ratings) may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult either to utilise existing debt capacity or otherwise obtain financing for operations.

Defined benefit pension schemes and related obligations: The Group operates a number of defined benefit pension schemes and related obligations (for example, termination indemnities and jubilee/long-term service benefits, which are accounted for as defined benefit) in certain of its operating jurisdictions.

The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. In addition to the contributions required for the ongoing service of participating employees, significant cash contributions may be required to remediate deficits applicable to past service. In addition, fluctuations in the accounting surplus/deficit may adversely impact credit metrics thus harming the Group's ability to raise funds.

Adequacy of insurance arrangements and related counterparty exposures: The building materials sector is subject to a wide range of operating risks and hazards, not all of which can be covered, adequately or at all, by insurance; these risks and hazards would include climatic conditions such as floods and hurricanes/cyclones, seismic activity, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime. In its worldwide insurance programme, the Group provides coverage for its operations at a level believed to be commensurate with the associated risks. In the event of failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Foreign currency translation: The Group's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group's reporting currency) together with declines in the euro value of net investments, which are denominated in a wide basket of currencies other than the euro.

Goodwill impairment: Significant under-performance in any of the Group's major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill, which would have a substantial impact on the Group's income and equity.

Inspections by Public Company Accounting Oversight Board ("PCAOB"): Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the PCAOB, and as such, investors are deprived of the benefits of PCAOB inspections.

The principal financial and reporting risks and uncertainties are further disclosured in the notes to the 2014 Consolidated Financial Statements and the accompanying accounting policies.

As demonstrated by CRH's proven record of superior performance, the Group's management team has substantial and long experience in dealing with the impact of these risks.

RESPONSIBILITY STATEMENT

The Directors of CRH plc, being the persons responsible within CRH plc, confirm that to the best of their knowledge:

1)    the Condensed Consolidated Unaudited Financial Statements for the six months ended 30 June 2015 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the accounting standard applicable to interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30 June 2015;

2) the interim management report includes a fair review of:

I. the important events that have occurred during the first six months of the financial year, and their impact on the condensed consolidated set of financial statements;

II. the principal risks and uncertainties for the remaining six months of the financial year;

III.   any related parties' transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period; and

IV.   any changes in the related parties' transactions described in the 2014 Annual Report that could have had a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

Albert Manifold	Chief Executive

Maeve Carton	Finance Director

This document contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty;  as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this presentation and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 27 August 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director